EQUUS TOTAL RETURN, INC.

September 2, 2014

VIA FEDERAL EXPRESS

Ms. Kathy Churko

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Telephone: (202) 551-6387

email: churkoka@sec.gov

Re: Equus Total Return, Inc. (“Equus” or the “Fund”) Annual Report on Form 10-K for the Year Ended December 31, 2013 (File No. 814-0098)

Dear Ms. Churko:

On behalf of Equus, this letter serves as the Fund’s response to comments received from you on behalf of the Securities and Exchange Commission (the “Commission”) via telephone on July 10, 2014 concerning the Fund’s Annual Report on Form 10-K filed with the Commission on March 31, 2014 (sometimes referred to hereinafter as the “10-K”). We thank you for your input and this letter is intended to respond accordingly. Each paragraph number of this letter corresponds to your comments as set forth below.

COMMENT 1:

Please explain whether Equus Energy, LLC and Equus Media Development Company, Inc. should be consolidated with Equus Total Return, Inc. pursuant to Rule 3-09 of Regulation S-X.

RESPONSE: Equus Energy, LLC (“Equus Energy”) is a wholly-owned subsidiary of the Fund, organized in November 2011 to acquire oil and gas properties and other energy-related concerns. In December 2011, Equus contributed $250,000 to the capital of Equus Energy. On December 27, 2012 Equus invested an additional $6.8 million in Equus Energy for the purpose of additional working capital and to fund the purchase of $6.6 million in working interests in 132 producing and non-producing oil and gas wells, including associated development rights of approximately 26,120 acres situated on 13 separate properties in Texas and Oklahoma.

Equus Media Development Company, Inc. (“EMDC”) is a wholly-owned subsidiary of the Fund organized in January 2007 for the purpose of acquiring and developing creative properties such as film scripts for release in various entertainment mediums.

8 GREENWAY PLAZA

SUITE 930

HOUSTON, TX 77046

TEL: (713) 529-0900

FAX: (713) 529-9545

Ms. Kathy Churko U.S. Securities and Exchange Commission September 2, 2014	EQUUS TOTAL RETURN, INC.

Standard for Consolidation

Controlled and wholly-owned enterprises of an investment company that are not themselves investment companies should not be consolidated with the parent company. According to Section 7.08 of the Audit and Accounting Guide for Investment Companies:

[I]t is not appropriate for an investment company to consolidate an investee that is not an investment company. Rather, an investment company’s controlling ownership interests in noninvestment company investees should be measured in accordance with guidance in FASB ASC 946-320, which requires investments in debt and equity securities to be initially measured at their transaction price and subsequently measured at fair value.

In addition, Rule 6-03(c) of Regulation S-X provides that subsidiaries of investment companies such as Equus Energy and EMDC are not required to be consolidated. Specifically, the rule states that, in respect of investment companies:

[financial] statements of the registrant may be consolidated only with the statements of subsidiaries which are investment companies.

Neither of Equus Energy nor EMDC are investment companies pursuant to Section 3(a)(1) of the Investment Company Act of 1940 (hereafter, the “1940 Act”), inasmuch as, among other things, neither company: (i) holds itself out as being primarily in the business of investing, reinvesting, or trading in securities, (ii) is engaged in the business of issuing face-amount certificates of the installment type, or (iii) holds investment securities having a fair value exceeding 40% of its total assets.

Inclusion of Separate Financial Statements

Although the financial statements of Equus Energy and EMDC are not required to be consolidated with the Fund, Regulation S-X contains various tests, both at the time of the initial investment (or follow-on investment, as applicable), and at the end of subsequent fiscal years, to determine whether separate financial statements of Equus Energy or EMDC must be provided.

Initial Measurement. Rule 3-05 of Regulation S-X requires that separate financial statements of any subsidiary of a reporting company be separately filed following the date of the transaction which results in the subsidiary qualifying as a “significant subsidiary.” For purposes of determining the application of Rule 3-05, a significant subsidiary is defined as a subsidiary that meets any of the following three tests:

(1)	The registrant’s and its other subsidiaries’ investments in and advances to the subsidiary exceed 20 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year; or

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HOUSTON, TX 77046

TEL: (713) 529-0900

FAX: (713) 529-9545

Ms. Kathy Churko U.S. Securities and Exchange Commission September 2, 2014	EQUUS TOTAL RETURN, INC.

(2)	The registrant’s and its other subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of the subsidiary exceeds 20 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year; or

(3)	The registrant’s and its other subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary, exclusive of amounts attributable to any non-controlling interests, exceeds 20 percent of such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year.

With respect to part (3) of the test, the guidance in Regulation S-X is unclear on the treatment of certain components which would be relevant to 1940 Act filers, inasmuch as net income before tax in an operating company does not readily compare to an investment company that holds a portfolio of investment securities. Consequently, we used the Fund’s net realized gains and (loss), together with net investment income (loss) in applying part (3) of this test.

As the assets of EMDC have fluctuated between approximately $163,000 and $216,000 since 2011 and its operating income was negligible during the period, we did not consider EMDC to have met any of these tests. We therefore applied this analysis solely to Equus Energy. When applied to Equus and Equus Energy, the results of these significance tests did not meet the requisite threshold for separate financial statements of Equus Energy in the Fund’s financial statements for the year ended December 31, 2012:

•	With respect to parts (1) and (2) of the test, as of December 31, 2011 (the most recently completed fiscal year prior to the Acquisition), the Fund’s total assets were $44.3 million, and the Fund’s subsequent investment in Equus Energy ($7.1 million) amounted to 16.0% of the Fund’s total assets as of that date.

•	With respect to part (3) of the test, the Fund’s net investment loss combined with net realized loss for the fiscal year ended December 31, 2011 was $14.4 million. Operating income for the working interests acquired by Equus Energy for the fiscal year ended December 31, 2011 was $0.7 million, or 4.9% of the Fund’s total for that period.

8 GREENWAY PLAZA

SUITE 930

HOUSTON, TX 77046

TEL: (713) 529-0900

FAX: (713) 529-9545

Ms. Kathy Churko U.S. Securities and Exchange Commission September 2, 2014	EQUUS TOTAL RETURN, INC.

Subsequent Remeasurement. Rules 3-09 and 4-08 of Regulation S-X require separate financial statements of an unconsolidated subsidiary, using the same 3-part test above, in respect of fiscal periods subsequent to the date of the transaction which resulted in the subsidiary becoming a “significant subsidiary.” When applied to Equus and Equus Energy, the results of these significance tests met the requisite threshold for separate financial statements of Equus Energy in the Fund’s financial statements for periods subsequent to the date of the Acquisition:

•	With respect to part (1) of the test, the Fund’s total assets for the year ended December 31, 2012 were $33.3 million. The Fund’s investment in Equus Energy of $7.1 million amounted to 21.3% of the Fund’s total reported assets as of that date. For 2013, the Fund’s total assets for the year ended December 31, 2013 were $48.3 million. The Fund’s investment in Equus Energy of $7.1 million amounted to 14.7% of the Fund’s total reported assets of that date.

•	With respect to part (2) of the test, Equus Energy’s total assets as of December 31, 2012 were $7.5 million which represented 22.5% of the Fund’s total assets as of that date. For 2013, Equus Energy’s total assets as December 31, 2013 were $7.5 million, which represented 15.5% of the Fund’s total assets as of that date.

•	With respect to part (3) of the test, the Fund’s net investment loss combined with its net realized loss for the fiscal year ended December 31, 2012 was $5.5 million. Consolidated operating income of Equus Energy for its fiscal year ended December 31, 2012 was $0.5 million, or approximately 9.1% of the Fund’s results from operations for that period. In 2013, the Fund’s net investment loss combined with its net realized loss was $12.9 million. Consolidated operating loss of Equus Energy for the same period was $0.2 million, or 1.2% of the Fund’s results from 2013.

As a result of the application of these tests, the Fund began providing summarized financial statements and relevant notes of Equus Energy in its report on Form 10-Q for the quarter ended March 31, 2013 and has continued to include such summarized financial statements in each of its subsequent quarterly and annual reports.

8 GREENWAY PLAZA

SUITE 930

HOUSTON, TX 77046

TEL: (713) 529-0900

FAX: (713) 529-9545

Ms. Kathy Churko U.S. Securities and Exchange Commission September 2, 2014	EQUUS TOTAL RETURN, INC.

COMMENT 2:

Please explain as to whether a determination was made and the reasoning behind such determination as to whether Rules 3-09 or 4-08(g) of Regulation S-X apply to the Fund's investment in Spectrum Management, LLC ("Spectrum").

RESPONSE: Spectrum uses proprietary electronic tracking equipment and software, and a full suite of custom services to help client organizations, mainly financial institutions, protect or recover high-value merchandise and cash. Spectrum markets its services under the brand name Electronic Tracking Systems or “ETS.” The company specializes in assisting communities and law enforcement in the recovery of stolen property. Beginning in December 1999, the Fund has invested an aggregate of $5.9 million into Spectrum, consisting of a fully-diluted equity position of 82.5% of its voting securities and the following debt instruments: (i) a senior subordinated working capital advance of $0.5 million, (ii) a preferred subordinated note of $0.8 million, and (iii) a subordinated note of $1.7 million (total face amount of $3.0 million).

As noted in our response to Comment #1 above, Equus is precluded from consolidating the financial results of wholly-owned or controlled entities such as Spectrum that are not investment companies, and must reflect such enterprises at the fair value of the debt and equity instruments held by Equus.

Further, even though Spectrum is not considered a subsidiary of Equus, even if one applies the three-part test of Rules 3-09 and 4-08 of Regulation S-X for the fiscal year ended December 31, 2013, separate financial results of Spectrum would not otherwise be required as shown below:

•	With respect to part (1) of the test, the Fund’s total assets for the year ended December 31, 2013 were $48.3 million. The Fund’s investment in Spectrum of $5.7 million amounted to 11.8% of the Fund’s total reported assets of that date.

•	With respect to part (2) of the test, Spectrum’s total assets as December 31, 2013 were approximately $5.1 million, which represented 10.6% of the Fund’s total assets as of that date.

•	With respect to part (3) of the test, the Fund’s net investment loss combined with its net realized loss for the fiscal year ended December 31, 2013 was $12.9 million. Consolidated operating loss before income tax of Spectrum for its fiscal year ended December 31, 2013 was $1.3 million, or 10.1% of the Fund’s results for that period.

8 GREENWAY PLAZA

SUITE 930

HOUSTON, TX 77046

TEL: (713) 529-0900

FAX: (713) 529-9545

Ms. Kathy Churko U.S. Securities and Exchange Commission September 2, 2014	EQUUS TOTAL RETURN, INC.

COMMENT 3:

Please explain why the warrants held in Trulite, Inc. are not included in the Fund's Schedule of Investments for the year ended December 31, 2013.

RESPONSE: In 2008 and 2009, Equus received warrants to purchase up to 8.9 million shares from Trulite, Inc. (“Trulite”) at various exercise prices. Warrants in respect of 6.4 million shares were set to expire in July 2015 and warrants in respect of 2.5 million shares were set to expire in November 2015. We have had no contact with the company and its registration to conduct business in the state of Texas was revoked in 2013. A Writ of Execution was issued on February 18, 2014 against Trulite in Cause No. 2012-74902 in the 190th District Court of Harris County, Texas in favor of an individual creditor in the amount of $300,542.96, plus interest and attorney’s fees. The Writ of Execution entitled the creditor to take title to Trulite’s trademarks (‘Hydrocell’ and ‘Trulite’) as well as 9 of Trulite’s patents. The Writ was discharged on March 10, 2014. Prior to December 31, 2013, we considered the company dormant and inactive and, as of the filing date of the Report on Form 10-K, we considered the warrants extinguished as of December 31, 2013.

COMMENT 4:

Please explain why the Fund's investment in Spectrum is valued at $2.9 million when the note to Equus is in default.

RESPONSE: Equus holds debt instruments in Spectrum with an aggregate principal amount of approximately $2.9 million that are senior to various other creditors of Spectrum. In addition, the company’s revenues have stabilized and it has made significant investments into marketing and sales which are expected to increase revenue in future periods. The value ascribed by Equus to its Spectrum investment was at the lower end of the range recommended by Grant Thornton LLP, who provided third-party valuation advice and assistance in respect of the Fund’s holdings in Spectrum.

COMMENT 5:

Please reconcile footnote #2 on the Schedule of Investments for the year ended December 31, 2013 (stating that the Spectrum note is income producing) with other disclosures which highlight the default of the Spectrum note.

RESPONSE: The Fund’s accrued interest income reflected $89,000 from Spectrum, based on the waterfall calculation of the year-end valuation. In other words, based on the Fund’s relative priority amongst the various secured and unsecured creditors of Spectrum, Equus expects that it would receive a return of its principal as well as $89,000 in accrued interest. Consequently, the note would be considered income producing.

8 GREENWAY PLAZA

SUITE 930

HOUSTON, TX 77046

TEL: (713) 529-0900

FAX: (713) 529-9545

Ms. Kathy Churko U.S. Securities and Exchange Commission September 2, 2014	EQUUS TOTAL RETURN, INC.

COMMENT 6:

Please explain the negative interest figure in the Statement of Operations for the year ended December 31, 2013.

RESPONSE: Sections 2.120-121 of the Audit and Accounting Guide for Investment Companies state the following:

Defaulted Debt Securities

2.120 In accordance with the guidance provided by FASB ASC 450-20-25-2 accrued interest should be written off when it becomes probable that the interest will not be collected, and the amount of uncollectible interest can be reasonably estimated.

2.121 As explained in paragraphs 17–18 of FASB ASC 946-320-35, the portion of interest receivable on defaulted debt securities written off that was recognized as interest income should be treated as a reduction of interest income.

Further, according to Accounting Standards Codification 946-320-35-17 and 946-320-35-18 of the Financial Accounting Standards Board:

35-17 The portion of interest receivable on defaulted debt securities written off that was recognized as interest income shall be treated as a reduction of interest income.

35-18 Write offs of purchased interest should be reported as both of the following:

a.	Increases to the cost basis of the security[; and]

b.	Unrealized losses until the security is sold.

The negative interest figure was, therefore, due to the impairment of the interest receivable from Spectrum.

8 GREENWAY PLAZA

SUITE 930

HOUSTON, TX 77046

TEL: (713) 529-0900

FAX: (713) 529-9545

Ms. Kathy Churko U.S. Securities and Exchange Commission September 2, 2014	EQUUS TOTAL RETURN, INC.

COMMENT 7:

Please explain the criteria for Mr. Hardy's bonus.

RESPONSE: On page 17 of the Equus proxy statement for the year ended December 31, 2013 filed on April 30, 2014, the Fund disclosed the following:

During 2010, the Fund entered into a compensation agreement with John A. Hardy, its Chief Executive Officer. The agreement, which remained in effect for 2013, provides for base compensation to Mr. Hardy of $200,000 per annum and an annual bonus based upon achievement of certain criteria, one of which is the disposition of portfolio company investments for cash. The bonus is subject to an annual cap of $150,000, and any bonus earned that exceeds the cap will be carried over into subsequent fiscal years. Mr. Hardy has voluntarily waived his right to $1,847,235 of earned, but unpaid, bonus since the effective date of the agreement. No bonus referable to the amount so waived will be carried over into subsequent fiscal years. If the consulting agreement is terminated without cause, as defined therein, Mr. Hardy will be entitled to receive one year’s base consulting fee, together with all bonuses earned (but not previously waived) up to the date of termination. Mr. Hardy is not entitled to participate in any employee-related benefits, including health, life and disability plans, of the Fund.

Pursuant to Mr. Hardy’s compensation agreement, he is entitled to a base salary of $200,000 plus a bonus equal to the following:

(i)	seven percent (7%) of all cash collected or realized from portfolio investments; and

(ii)	five percent (5%) of any increase in the aggregate net asset value (on a per-share basis) of the company's shares as computed on a quarterly basis from September 30, 2010.

•	Proxy Statement for the year ended December 31, 2010, filed on May 2, 2011;
•	Proxy Statement for the year ended December 31, 2011, filed on April 30, 2012;
•	Report on Form 10-Q for the quarter ended June 30, 2012, filed on August 14, 2012;
•	Report on Form 10-Q for the quarter ended September 30, 2012, filed on November 14, 2012;
•	Proxy Statement for the year ended December 31, 2012, filed on April 30, 2013; and
•	Proxy Statement for the year ended December 31, 2013, filed on April 30, 2014.

8 GREENWAY PLAZA

SUITE 930

HOUSTON, TX 77046

TEL: (713) 529-0900

FAX: (713) 529-9545

Ms. Kathy Churko U.S. Securities and Exchange Commission September 2, 2014	EQUUS TOTAL RETURN, INC.

COMMENT 7:

•	Report on Form 10-Q for the quarter ended September 30, 2012, filed on November 14, 2012;
•	Proxy Statement for the year ended December 31, 2012, filed on April 30, 2013; and
•	Proxy Statement for the year ended December 31, 2013, filed on April 30, 2014.

In responding to our comments, please provide a written statement from Equus acknowledging that:

•	Equus is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission any action with respect to the filing; and

•	Equus may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE: Equus hereby acknowledges that:

(i)	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission any action with respect to the filing; and

(iii)	the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

8 GREENWAY PLAZA

SUITE 930

HOUSTON, TX 77046

TEL: (713) 529-0900

FAX: (713) 529-9545

Ms. Kathy Churko U.S. Securities and Exchange Commission September 2, 2014	EQUUS TOTAL RETURN, INC.

* * * *

We will file this letter as correspondence via EDGAR contemporaneous with its dispatch to you via email. In the meantime, please feel free to call me at the number above or respond via email or facsimile if you have any further comments or questions.

Sincerely,

/s/ Kenneth I. Denos

Kenneth I. Denos

Secretary and Chief Compliance Officer

Equus Total Return, Inc.

8 GREENWAY PLAZA

SUITE 930

HOUSTON, TX 77046

TEL: (713) 529-0900

FAX: (713) 529-9545